                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (AMENDMENT NO. 6)(1)

                              Nathan's Famous, Inc.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                 ---------------------------------------------
                         (Title of Class of Securities)

                                    632347100
                           -------------------------
                                 (CUSIP Number)

   Kenneth S. Hackel                                      Joel M. Handel, Esq.
      P.O. Box 726                                       Baer Marks & Upham LLP
Alpine, New Jersey 07620                                    805 Third Avenue
                                                        New York, New York 10022
                                                             (212) 702-5700
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 27, 2000
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box
|_|.

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 4 Pages)


----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No.  632347100                      13D                 Page 2 of 4 Pages


--------------------------------------------------------------------------------
    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                               Kenneth S. Hackel
--------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

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   3 .     SEC USE ONLY


--------------------------------------------------------------------------------
    4.     SOURCE OF FUNDS*

                                                                      See Item 3
--------------------------------------------------------------------------------
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             |_|

--------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------------------------------------------------------
  NUMBER OF         7. SOLE VOTING POWER                                 785,100

    SHARES          ------------------------------------------------------------
                    8. SHARED VOTING POWER                                     0
 BENEFICIALLY
                    ------------------------------------------------------------
OWNED BY EACH       9. SOLE DISPOSITIVE POWER                            785,100

  REPORTING         ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER                               0
 PERSON WITH
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         785,100
--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           11.2%
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON*

                                                                              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No.  632347100                      13D                 Page 3 of 4 Pages


ITEM 1   SECURITY AND ISSUER

         This Amendment No. 6 to the original statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Nathan's Famous, Inc., a Delaware corporation ("Nathan's" or the "Company"). The address of the principal executive office of the Company is 1400 Old Country Road, Westbury, New York 11590.

ITEM 2   IDENTITY AND BACKGROUND

         The information in Item 2 has not changed.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information previously reported in Item 3 is hereby amended by adding the following after the existing information:

         During May 2000, the Reporting Person paid an aggregate of $33,700.04, net of commissions and fees, for 11,000 shares of Common Stock in a series of open-market purchases, as reported in Item 5 herein. The Reporting Person used personal funds to purchase the shares of Common Stock.

ITEM 4   PURPOSE OF TRANSACTION

         The information in Item 4 is hereby amended by deleting section 4.2 and replacing it with the following:

         4.2 The Reporting Person, who believes he is the largest individual shareholder of the Company, notes that Nathan's acquisition of Miami Subs has caused its stock to perform poorly. As a result of the acquisition, the debt, potential tax liabilities, bad receivables, poor franchises, equity and management dilution of Miami Subs were transferred to Nathan's. The Reporting Person urges that all means to increase shareholder value of Nathan's be explored, including the sale of Nathan's.

         The Reporting Person believes that Nathan's is mismanaged and urges the revamping of the Board of Directors and the hiring of an outside consulting and investment-banking firm to determine the future direction of Nathan's. The Reporting Person is evaluating his alternatives with regard to his investment in Nathan's.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Person beneficially owns 785,100 shares (which number includes 11,000 shares issuable upon the exercise of options which may be exercised within sixty (60) days of the date hereof), or 11.2%, of the Company's outstanding stock.

         The number of shares over which the Reporting Person has:

                  (i)      sole power to vote or direct the vote:  785,100(1)
                  (ii)     shared power to vote or direct the vote:  0
                  (iii)    sole power to dispose or direct the disposition of:
                           785,100(1)
                  (iv)     shared power to dispose or direct the disposition
                           of:  0


----------
         (1) Includes 11,000 shares issuable upon the exercise of options which may be exercised within 60 days of the date hereof.

         The following transactions were effected during the past sixty (60) days:

DATE          TRANSACTION      NUMBER OF SHARES        PRICE PER SHARE
----          -----------      ----------------        ---------------
05/10/00       Purchase                600                  3.125
05/17/00       Purchase             10,400                  3.0601

CUSIP No.  632347100                      13D                 Page 4 of 4 Pages


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify the information set forth in this Amendment is true, complete and correct.

Dated:   July 10, 2000

                                              /s/ Kenneth S. Hackel
                                        ----------------------------------
                                              Kenneth S. Hackel